----------------------------------------------------------------------------
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
    ------------------------------------------------------------------------

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

    -------------------------------------------------------------------------

  SEC File Number: 1-15695

  [X] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F [ ] Form 10-QSB [ ] Form N-SAR

  For Period Ended:         September 30, 2005

  [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR

  For the Transition Period Ended:
                                 -----------------------
  Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type

  Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

  Full Name of Registrant:       AVITAR, INC.
  Former Name if Applicable:

                                   65 Dan Road
           -----------------------------------------------------------
           (Address of Principal Executive Office - Street and Number)

                                Canton, MA 02021
                         ------------------------------
                           (City, State and Zip Code)




                        PART II - RULES 12b-25(b) and (c)

  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  [x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N- SAR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - Narrative

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or transition report or portion thereof could not be filed within the prescribed time period.

     During Fiscal 2005, the Company completed several convertible preferred stock and convertible debt financings, one of which had its first closing only one week before the end of the Fiscal Year. Due to personnel constraints, which could not be eliminated without unreasonable effort or expense, additional time is required of the Registrant's management to review Registrant's financial information to ensure complete and accurate consolidated financial statements for Fiscal 2005 reflecting the various types of financings completed during the Fiscal Year.



                           PART IV - Other Information

(1)    Name and telephone number of person to contact in regard to this notification:
 Jay C. Leatherman, Jr.        (781)        821-2440
 ----------------------------------------------------------------------
                      (Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [x] Yes [ ] No



(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
 [X] Yes [ ] No

     Revenues for Fiscal 2005 will be approximately $4.5 million compared to $4.0 million for Fiscal 2004 as a result of an increase in the volume of sales of its ORALscreen and foam products. The net loss for Fiscal 2005 will be approximately $4.1 million versus $3.0 million for Fiscal 2004 resulting primarily from the expanded sales and marketing efforts undertaken by the Company and goodwill impairment of its BJR subsidiary. The accounting related to equity and recent debt financings mentioned in Part III above has not been completed at this time and, when completed, it may result in a change to the net loss for Fiscal 2005.

                                  AVITAR, INC.
                   -------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


         Date: December 29, 2005          /s/   JAY C. LEATHERMAN
                                          -------------------------------------
                                          Jay C. Leatherman, Chief Financial
                                           Officer



                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).